October 17, 2019

Karl Peterson
Chief Executive Officer
TPG Pace Holdings Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

       Re: TPG Pace Holdings Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 7, 2019
           File No. 333-233637

Dear Mr. Peterson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 7, 2019

Risk Factors
Provisions in the Proposed Charter to be adopted in connection with the Business Combination, page 70

1. We note your response to our prior comment 4 states in part that "the Proposed Charter does not explicitly list every cause of action that is not subject to the exclusive forum provision, which includes those under the Exchange Act and the Securities Act." Your response appears inconsistent with the disclosure at page 70 where you state that "this provision applies to Securities Act claims." Please tell us whether your exclusive forum provision applies to Securities Act claims. We further note that the summary description of your exclusive forum provision at page 326 and your preliminary proxy card indicate
 Karl Peterson
TPG Pace Holdings Corp.
October 17, 2019
Page 2
      that you have selected "Delaware as exclusive forum for certain stockholder litigation"
      while the provision in your charter provides that the "Court of Chancery of the State of
      Delaware" shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation." Please revise your disclosures to consistently describe your exclusive forum provision and tell us how you will inform investors in future filings that the choice of forum provision does not apply to any actions arising under the Exchange Act.
       You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameKarl Peterson
                                                           Division of
Corporation Finance
Comapany NameTPG Pace Holdings Corp.
                                                           Office of Real
Estate & Construction
October 17, 2019 Page 2
cc:       James Griffin
FirstName LastName